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Writer’s Direct Dial: 414.277.5345

Writer’s Fax: 414.978.8945

E-Mail: kvh@quarles.com

November 29, 2007

VIA EDGAR

Hanna T. Teshome, Esq.
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Snap-on Incorporated
Commission File No. 1-7724

Dear Ms. Teshome:

This letter responds to the comments made by Commission Staff in its letter dated September 26, 2007 to Jack D. Michaels as Snap-on Incorporated’s Chairman and Chief Executive Officer, relating to the compensation-related disclosures in Snap-on’s 2007 proxy statement.  In prior discussions and communications with you, we were granted extensions for our response through November 29, 2007.

The responses are organized by reference to the numbered comment paragraphs in your letter.  For convenient reference, the Staff’s comments are set forth in italics prior to our responses, all of which are set out on Exhibit A to this letter.

In responding to your letter, we use the terms “we,” “our” or “Snap-on” to refer to Snap-on Incorporated and its Organization and Executive Compensation Committee generally, not specifically to any individuals in particular.  In addition, as we read the Staff’s comment letter, it appears that the comments are intended to be prospective in nature.  Therefore, we are focusing our response on how we intend to respond to these matters in the proxy statement for Snap-on’s 2008 annual meeting of shareholders.  We of course understand that particular circumstances may differ next year as compared to the disclosures which related to the 2007 annual meeting, and we will address the comments accordingly.

*       *       *

On behalf of Snap-on Incorporated, and as requested in your letter, we acknowledge that:

•                                          Snap-on is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Snap-on may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

We trust that you will find this letter responsive to your comments.  Please feel free to contact me at (414) 277-5345, Susan F. Marrinan, Snap-on’s General Counsel, at (262) 656-5550, or Ryan P. Morrison, also of Quarles & Brady, at (414) 277-5401 if you have any questions or need further information.

Very truly yours,

QUARLES & BRADY, LLP

Kenneth V. Hallett

KVH:smj

cc:           Susan F. Marrinan, Esq.
                Ryan P. Morrison. Esq.

2

Exhibit A

1.                                       You indicate that you refer to “market data” or an assessment of the market in determining executive compensation levels.  Please specify how each element of compensation relates to the data you have analyzed from the comparable companies.  Disclose where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.  In addition, please identify the companies you use to benchmark the compensation of all named executive officers, explaining which elements or components of compensation you benchmark and the extent to which benchmarks are taken into account in determining the executive’s compensation.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

In the CD&A, we attempted to weave the discussion of how the market data was used and how it related to various elements of direct compensation as those matters were discussed.  Therefore, there are a number of related disclosures in the discussion of Objectives and Philosophy on page 17, Base Salary on page 20, Annual Incentives also on page 20 and Long-Term Incentives on page 25.  We understand that there can always be different ways to organize information; however, after significant consideration, we decided that this approach allowed us to present the information in a manner which we believed to be in a logical progression for our investors by including more detailed information about particular elements of, or related to, direct compensation.

Nonetheless, in view of the Staff’s comment, we intend to make additional disclosures in the 2008 proxy statement to draw out these discussions.  In particular, we intend to:

•                       further explain that the reference to market data is only one of several factors considered when determining compensation;

•                       make a disclosure as to actual compensation paid versus the targeted parameters, if deemed material to the discussion;

•                       further explain, to the extent that it relates to named executive officers (“NEOs”), other material factors affecting their individual compensation determinations;

•                       identify by name the companies that were used for comparisons; and

•                       clarify that specific benchmarking was not explicitly used for the determination of other sorts of compensation (such as health and retirement benefits) beyond direct compensation.

2.                                       Please describe the involvement of compensation consultants and their interaction with the compensation committee.  Your disclosure should address the nature and scope of the consultants’ assignment, including their role in determining and recommending compensation, their specific contributions and findings with respect to your pay practices and amounts, and any other material elements of the consultant’s functions.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

In our 2008 proxy material, we intend to expand this discussion by describing with more specificity the meetings in which consultants participated, their findings as to Snap-on’s compensation programs, and their role in recommending the types of compensation to be paid to NEOs.  These will be in addition to the disclosures which we have already provided.  We will note that the consultants provided market data and analysis; however, they did not recommend individual salaries or compensation levels for individuals.

3.                                       You state that your CEO may recommend merit adjustments to the base salary of executive officers and may recommend specific grants of equity to executive officers.  Please provide a clear picture of the role that the CEO, or other executive officers, have in determining or recommending the amount or form of executive and director compensation.  Please refer to Item 407(e)(3)(ii) of Regulation S-K.

Although we believe Snap-on has provided on page 19 information of the sort requested, we will provide further explanation of Mr. Michaels’ (and/or other executive officers’) role with the Organization and Executive Compensation Committee (the “Committee”).  This will include a discussion of meetings attended, the extent to which he recommends overall and/or individual compensation levels and adjustments, as well as other input related to the other NEOs’ compensation and other similar matters that we consider material.

4.                                       You indicate that the committee begins its consideration of the next year’s total compensation at its fall meeting which would suggest that 2007 goals were known prior to the filing of your proxy statement.  Your Compensation Discussion and Analysis, however, appears to discuss only the targets and goals for 2006.  Your Compensation Discussion and Analysis should include a discussion of the policies that you will apply on a going-forward basis.  See the text of Securities Act Release 33-8732A, marked by footnote 86.  Please provide the disclosure required by Item 402(b) with respect to compensation policies, plans or arrangements for your 2007 fiscal year or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

If there are material developments or changes with respect to our policies or their application, we will add information as to any material implications for compensation policies and/or practices which we intend to follow in the future, particularly with regard to how they may differ from the past.  In 2007 we did not make specific disclosure of any such items because there were no changes from the practices used in the prior year that we considered material.  Also, in 2007, plan targets were not completely finalized until after the filing and mailing of the proxy materials.

Please also see our answer below to comment 7 regarding the disclosure of specific financial targets.  We will also provide further information as to the types of corporate targets which are used for the coming year, particularly if they are materially different from those used for the past and provided that the disclosure would not result in competitive harm.  We will also continue to assess the materiality of specific future targets, and whether or not we believe that disclosure of such targets could be material and/or competitively harmful because, among other things, it could provide our business competitors with specific insights into our business plans.

5.                                       Provide analysis as to how you determine the amount of compensation you will pay as total direct compensation.  Please focus your discussion on the amount of compensation awarded under each element and give your substantive analysis and insight into how the committee determined the specific payout amounts.  The disclosure you have provided is unclear on how you determine the award amount of each component of the incentive compensation or how award amounts are calculated with respect to the performance that is taken into account for determining compensation.  Please disclose how you determine the award amounts, explaining how each component amount is determined and discussing, if applicable, whether payments are allocated between the components addressing the factors considered and the relative significance or weight accorded to each factor.  Please refer to Item 402(b)(1)(v) of Regulation S-K.

Initially, we would note the difference between targeted grants under our plans, which represent the actual decision-making by the Committee based upon its expectations at the time of grant, and the ultimate actual payments, which depend on future performance and actions.  When we describe the Committee decision-making process with respect to grants and grant targets, we do not discuss final results because those results were not known to the Committee when the grant decisions were made.  The actual compensation earned related to those grants will only be known after the related performance period is completed.  As noted above, however, we will provide further comparisons as to how actual performance and compensation compared to targets when those amounts are ultimately determined at the end of a performance period.

As was the case in our response to comment 1, we attempted to incorporate these discussions into the discussions of the particular elements of direct compensation, while the discussion of “total direct compensation” was more general.  While we believe the discussions which were included were specific, to provide further clarity in future filings, we will provide additional information for these sections and discussions of award levels, or cross-reference to other sections where such information is provided.  In our discussions, we will note, at the time of grant:

•                       the various factors that are considered in reviewing total compensation;

•                       that each element (base, annual, long-term) is reviewed in light of various factors including market data;

•                       that initial grant ranges are determined based upon salary grade; and

•                       that performance and other factors are considered when determining individuals’ grants within or outside of these grant ranges.

6.                                       Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for inclusion in the Compensation Discussion and Analysis.  It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline.  We specifically refer you to the examples set forth in Item 402(b)(2)(i)-(ii), (iv), and (viii)-(xi).  Please give appropriate consideration to how these topics are applicable to your executive compensation program.

We confirm that we gave consideration to the items set forth in Item 402(b)(2) in drafting the disclosures and will continue to do so in the future.  To the extent that we believed, or believe in the future, any of these items are material, we did or will specifically discuss those matters.

7.                                       You have not provided a quantitative discussion of the terms of all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation.  We note, for example, that your annual incentive plan is based on “quantifiable financial performance measures” and that your long-term incentive compensation is based on “financial and personal performance.”  Disclose the specific company financial goals, key operating drivers and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives.  For the company financial goals, please disclose the target level for which the financial measure achievement variable in your formula would equal 100%, and the minimum and maximum levels for which such variable would equal 25% and 150%, respectively or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Going forward, we will reevaluate whether the disclosure of certain information outlined above would cause competitive harm.  If not and assuming that the information would continue to be material, we intend to provide the company-wide financial goals used in the plans that ended in the preceding year.  For these concluded year’s plans, we will:

•                       include a matrix specifying the threshold, target and maximum amounts on all financial metrics, showing how these amounts would then translate into a percentage of target payment to the extent they are based on these goals;

•                       discuss what we determined the actual performance to have been; and

•                       disclose with specificity the result on compensation.

To the extent there were specific divisional targets that affected particular NEOs, we expect to provide qualitative information about the type of targets used.  To the extent we believe it material, we will provide that information either by specific numbers to the extent they were based on publicly-disclosed information or qualitatively by type.  To the extent that they are not otherwise provided due to our belief that we will experience competitive disadvantage from the disclosure of such information and we believe this data is material, we will discuss the difficulty in achieving the targets.

For long-term plan awards we will discuss the information which the Committee considered, and deemed relevant, when making the most recent grants.  This will include the Committee’s consideration of performance to date and its expectations as to likely pay-outs for plans which are not yet concluded.

Please note that our annual plan includes a component based on individual performance and efforts, but our long-term plan is based only on quantifiable company financial performance measures.  We will modify the discussion to provide further clarity if that was not clear.

8.                                       While your disclosure indicates that individual performance is a significant factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation.  Please provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers.  Furthermore, to the extent other elements of compensation are based on individual performance, revise your disclosure accordingly.  Please refer to Item 402(b)(2)(vii) of Regulation S-K.

We will provide additional qualitative descriptive information as to individual goals for the NEOs and a brief assessment on how the Committee evaluated them in the final analysis.  We intend to provide this additional information with more detail as to both salary and bonus determinations for our NEOs.

9.                                       Please clarify the extent to which discretion can be exercised to adjust an award.  Your disclosure on page 22 indicates that the committee used its discretion for one named executive officer who served in a dual capacity.  Your disclosure does not identify the named executive officer, nor does it provide sufficient detail regarding that exercise of discretion.  To the extent discretion has been exercised, you should discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined.  Please refer to Item 402(b)(2)(vi) of Regulation S-K.

We will add a disclosure about the extent to which the Committee may use discretion under the plans, which is extensive but limited by the terms approved by the shareholders.  We believe we provided information about how we used discretion to adjust awards and calculations on page 22.  (The disclosures in the 2007 proxy statement included all circumstances in which we used such discretion with respect to the NEOs.)  However, going forward, if material, we will add further discussion to clarify by giving specifics (quantifying and disclosing the net impacts of any adjustments to the extent appropriate) as to all situations in which we used such discretion which affected our NEOs.  In addition, to the extent we make individual decisions with respect to particular NEOs, we will identify them by name and provide further information both as to the effect of, and the rationale for, these decisions.

10.                                 Please discuss how you determine the equity based compensation for a named executive officer including the amount of the equity award, how you determine the allocation between the different types of equity awards and when the awards are granted.  Please refer to Item 402(b)(1)(v) and 402(b)(2)(ii) of Regulation S-K.

Information as to when awards were granted, why that time frame was used, and how we determined the individual awards was included on pages 19 and 23.  In addition, we believe we provided a general discussion of how we allocated between types of long-term awards on page 23.  However, in the future we will add additional information and consider whether disclosures could be moved to provide additional clarity.  In addition, see our answers to comments #1 and #5 which discuss how we will include additional disclosures related to market data in the future.

11.                                 Please provide an analysis of why you structured and designed the change in control agreements in the specific manner and at the compensation levels described in this section.

We believe we provided information as to why our change in control agreements were structured in the manner in which they are.  However, the Committee has been reviewing the structure of these agreements and may be making changes prior to our 2008 proxy statement.  Therefore, in the 2008 proxy statement, we will provide more information as to the Committee’s decision-making process and reasons for either maintaining or changing various levels of benefits under these agreements, to the extent they are material.

12.                                 Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

We believe that we discussed the calculations of benefit levels on page 45 and supplemented this discussion with table 9 on page 46; however, we will consider providing further explanation.  Please see our response to comment 11 with respect to further information as to the rationale for various provisions.

13.                                 Please provide the information required by Item 404(b) of Regulation S-K.  Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

We did not have any transactions that we believe required disclosure under S-K Item 404; however, we will make any required disclosures in the future.  If, as in 2006, there are no such transactions, we will make a statement to that effect.

Snap-on’s policies and procedures on transactions are not more formal or specific than was indicated in the proxy statement.  While we believe that the discussion of our policies and procedures with respect to transactions was accurate on page 48, we will further discuss the Company’s approach to these matters and consider augmenting this discussion in future filings.